Exhibit 99.1

ASX ANNOUNCEMENT

Entitlement offer results and notification of under-subscriptions

Not for release to US newswire services in the United States

Sydney, Australia, 31 May 2018: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (Benitec or the Company) confirms that the Company's previously announced 1 for 2 pro rata renounceable entitlement offer of fully paid ordinary shares in the Company (Entitlement Offer) closed at 5 pm (Sydney time) on Monday 28 May 2018.

The Company’s capital management program included the Entitlement Offer which raised A$6.2 million and an institutional placement on 30 April 2018 of A$2.6 million to a new investor, Highbridge Capital Management LLC, making a total fund raising of A$8.8 million.

The Entitlement Offer proceeds and subscriptions are as follows:

Details	Number of New Shares	Gross Proceeds	Percentage
New Shares taken up under Entitlement Offer	35,758,638	A$6,078,969	34.86%
New Shares taken up under Oversubscription Facility	684,033	A$116,285	0.67%
Under-subscription of New Shares	66,129,112	A$11,241,949	64.47%
Total:	102,571,783	A$17,437,203	100%

A total of 36,442,671 New Shares were taken up under the Entitlement Offer, representing 35.53% of total entitlements and approximately A$6.2 million). There was an under-subscription of 66,129,112 New Shares (representing 64.47% of total entitlements and approximately A$11.2million), which will be dealt with in accordance with the Offer Booklet released to the ASX on 30 April 2018.

It is expected that the issue of New Shares under the Entitlement Offer (including the Oversubscription Facility) will occur on Monday 4 June 2018 and that normal trading of New Shares will commence the following day on Tuesday 5 June 2018.

As per completion of the Entitlement Offer, Nant Capital LLC will hold approximately 34.21% of Benitec’s equity.

The Company's appointed nominee was not able to realise any net proceeds of sale (after expenses) from the sale of entitlements of ineligible shareholders. Benitec is pleased with the strong uptake from a significant majority of the Company's 400 largest shareholders and thanks all shareholders for their continued support.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

For more information, please contact:

Australia Investor Relations

Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au

Not for release in the United States

This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction in which such an offer would be illegal. At this time, neither the Entitlements nor the New Shares have been, or will be, registered under the US Securities Act of 1933 (Securities Act), or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the Entitlements may not be taken up or exercised by, and the New Shares may not be offered or sold, directly or indirectly, to, any person in the United States or to any person acting for the account or benefit of a person in the United States, except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and any other applicable securities laws of any state or other jurisdiction of the United States.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com